Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual and Special General Meeting of Shareholders
May 10, 2012

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Corporation held on May 10, 2012 (the “Meeting”).

Election of Directors

Each of the eight (8) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

Name	Number of Voted Shares	For	For%	Withhold	Withhold%
H. Greg Chamandy	23,867,245	17,400,289	99.29	124,800	0.71
Sidney Horn	23,867,245	16,159,169	92.21	1,365,920	7.79
Réjean Houle	23,867,245	17,419,770	99.40	105,319	0.60
Ebe Scherkus	23,867,245	17,416,214	99.38	108,875	0.62
Sam Minzberg	23,867,245	17,371,594	99.12	153,495	0.88
Robert Buchan	23,867,245	16,170,892	92.27	1,354,197	7.73
Elaine Ellingham	23,867,245	17,414,966	99.37	110,123	0.63
Michael Pesner	23,867,245	16,248,246	92.71	1,276,843	7.29

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 23,867,245
For: 23,123,295 shares, representing 96.88%
Withheld from the vote: 743,950 shares, representing 3.12%

Special resolution to approve the Corporation’s Omnibus Long-Term Incentive Plan

The resolution set out in the Management Information Circular related to the Meeting to approve, confirm and ratify the Omnibus Long-Term Incentive Plan of the Corporation was adopted pursuant to a vote conducted by show of hands. Proxies were received as follows:

Number of voted shares: 23,867,245
For: 11,832,712 shares, representing 67.52%
Against: 5,692,377 shares, representing 32.48%

Special Resolution to approve the replacement of the Corporation’s By-Laws.

The resolution set out in the Management Information Circular related to the Meeting approving the replacement of the Corporation’s By-Laws was adopted pursuant to a vote conducted by show of hands. Proxies were received as follows:

Number of voted shares: 23,867,245
For: 17,357,162 shares, representing 99.04%
Against: 167,927 shares, representing 0.96%

May 16, 2012

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Assistant Corporate Secretary